Via Facsimile and U.S. Mail
Mail Stop 4720

June 22, 2009

Mr. Peter W. Keegan
Chief Financial Officer
Loews Corporation
667 Madison Avenue
New York, N.Y. 10065-8087

Re: Loews Corporation
Form 10-K for the Year Ended December 31, 2008
Filed on February 25, 2009
Schedule 14A
Filed on April 7, 2009
File No. 001-06541

Dear Mr. Keegan:

We have reviewed your May 15, 2009 response to our April 23, 2009 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Where the comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for the Year Ended December 31, 2008

General

1. We note your request to reflect the responses to our prior comments 13 through 17 in your next definitive Schedule 14A. Please provide a draft of all proposed disclosure to be included in the filing.

Financial Statements

Note 3 – Investments, page 140

2. We have reviewed your response to prior comment seven. You stated that there were OTTI losses of $324 million on securities where the cash flows expectations had changed significantly from the original expectations but that based on current available information and results of your modeling there was no evidence that the impairment was other-than-temporary. Please enhance your disclosures as follows:

- Disclose the current available information that you relied upon in forming the conclusion that the impairment was other-than-temporary, and
- Disclose the assumptions in the models and the results of your modeling that indicate that the impairment was other-than-temporary.

Please also tell us in quantitative and qualitative terms how you determined and defined whether cash flow expectations had changed significantly from the original expectations.

DEF14A

Compensation Discussion and Analysis, page 9

Incentive Compensation Awards, page 9

3. We note your response to our prior comment 15 and reissue the comment. Please disclose what specific criteria were considered by the Committee when deciding how to allocate the established bonus pool of 4% of Performance Based Income to each of the named executive officers participating in the pool. Please quantify the amount of the pool allocated to each NEO, as well as the dollar target and maximum amounts set for each NEO.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Gus Rodriguez, Branch Chief, at (202) 551-3752 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Laura Crotty, Staff Attorney, at (202) 551-3563 or Dan Greenspan, Special Counsel at (202) 551-3623 regarding other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant